Mail Stop 3561

      	March 2, 2006


Via U.S. Mail

Richard V. Kent, Esq.
General Counsel
Wholesale Auto Receivables Corporation
200 Renaissance Center, 9th Floor
Detroit, MI  48265

Re: 	Wholesale Auto Receivables Corporation
	Registration Statement on Form S-3
	Filed February 3, 2006
	File No. 333-131524

Dear Mr. Kent:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review only covers the issues addressed in our comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. Please confirm that you will abide by the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3, and include disclosure regarding your intended inclusion, if any, of delinquent assets.

Prospectus Supplement
Cover Page
6. Please revise to identify the asset type(s) being securitized.
Refer to Item 1102(c) of Regulation AB.
7. Please include bracketed disclosure regarding the underwriting arrangements. We note your disclosure on page S-46.

Table of Contents, ii
8. Please expand your table of contents to delineate each of the various subsections in the prospectus supplement and/or base prospectus to assist investors in locating the relevant disclosure on the offered securities. For example, we note you include a number of cross-references to subsections in the summary; however, the subsections are not listed in the table of contents. Please revise accordingly.

Capitalization of the Trust, page S-2
9. We note on page S-3 that the issuing entity may issue additional series of Class A term notes under the indenture after the closing date. Please tell us the reasons that you contemplate issuing Class
A term notes and revolving notes after the closing date. Also, please confirm for us that additional issuances contemplated at a later date will be registered at this time, or conducted in a transaction exempt from the federal securities laws.
10. We also note your statement that you will notify securityholders of additional issuances and borrowings in monthly servicer reports as described in your later section on page S-43; however, we cannot locate where in that later section you reference the inclusion of such information. Please revise the Reports to Noteholders section on page S-43 to reflect that you will comply with Item 3 of Form 10-
D.

Credit Enhancement and Liquidity, page S-5
11. Please also add bracketed language to the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b) if the aggregate significance percentage is
10% or more, if applicable.
12. In an appropriate section, please provide a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). Refer to Item 1103(a)(3)(ix) of Regulation AB.

The Initial Pool of Accounts, page S-18
13. Because the underlying assets in the pool are revolving in nature, please provide disclosure as outlined in Item 1111(b)(8), as applicable, or advise.

Base Prospectus
Liquidity and Credit Support, page 39
14. In the fourth paragraph on page 40 we note that you contemplate using interest rate swaps, caps and floors and other derivative products. Please tell us how "other derivative products" would meet the definition of an asset backed security. Refer to Section III.A.2(a) of the Regulation AB Adopting Release (Release No. 33-
8518) and Item 1115 of Regulation AB. Also, please disclose the general mechanics of how each derivative instrument you contemplate including in an offering of asset-backed notes would operate.
15. Furthermore, please add bracketed language to the prospectus supplement to clarify that you will provide all of the information required by Item 1115 of Regulation AB.

Part II
16. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3814 with any other questions.

      	Regards,



      	Sara W. Dunton
      	Senior Attorney

cc:	Jeffrey S. O`Connor, Esq.
	Kirkland & Ellis LLP
	Fax:  (312) 861-2200
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Richard V. Kent, Esq.
Wholesale Auto Receivables Corporation
March 2, 2006
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